F I R S T A R   M U T U A L   F U N D   S E R V I C E S,  L L C
                     615 East Michigan Street, 2nd Floor
                         Milwaukee, Wisconsin  53202


February 1, 1999
VIA EDGAR TRANSMISSION


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Mr. Frank Dalton

      RE:  FIRSTAR STELLAR FUNDS (FORMERLY STAR FUNDS)
           CIK:  0000846030
           1933 Act File No. 33-26915
           1940 Act File No. 811-5762

      REQUEST FOR WITHDRAWAL OF AMENDMENT TO REGISTRATION STATEMENT ON FORM AW
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Ladies and Gentlemen:

On behalf of Star Funds (the "Trust"), I have transmitted for filing a request for withdrawal of Post-Effective Amendment No. 42 under the Securities Act of 1933 and Amendment No. 43 under the Investment Company Act of 1940 to the Trust's Registration Statement on Form AW (Accession number 0000898531-99-000024) (PEA #42).
I understand that the Trust's filing was mistakenly submitted twice:

  o Once on Friday, January 29, 1999 at 3:59 EST with accession number 0000898531-99-000024, and

  o Once on Friday, January 29, 1999 at 4:59 EST with accession number 0000898531-99-000025.

The Trust's filer had numerous troubles performing the filing on the date indicated, including achieving only partial transmission of PEA #42 at various times. In its desire to accomplish the filing, the Trust's filer resubmitted PEA #42 an hour after its prior attempt when it did not receive notification of acceptance. As a result, the Securities and Exchange Commission essentially received Post-Effective Amendment No. 42 and Post-Effective Amendment No. 43.
To avoid any confusion, please withdraw PEA #42 (accession number 0000898531-99-000024) pursuant to Rule 477(a) under the Securities Act of 1933.

Thank you for your attention to this matter. If you have any questions regarding this filing, please call the undersigned at (414) 287-3338.

Sincerely,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
Secretary
Firstar Stellar Funds